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Exhibit 99.2

DragonWave Inc.	For the three and nine months ended November 30 2014

Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	Note	As at November 30, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	4	29,546	18,992
Trade receivables	5	43,763	17,408
Inventory	6	22,946	30,416
Other current assets	7	5,479	5,909
Deferred tax asset		119	69

		101,853	72,794
Long Term Assets
Property and equipment	8	4,066	3,168
Deferred tax asset		1,485	1,536
Deferred financing cost	11	32	60
Intangible assets	9	928	1,635
Goodwill		11,927	11,927

		18,438	18,326
Total Assets		120,291	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	42,619	29,964
Deferred revenue		667	984
Capital lease obligation	3	519	1,795

		43,805	32,743
Long Term Liabilities
Debt facility	11	26,600	15,000
Other long term liabilities	12	1,096	574
Warrant liability	13	2,218	1,360

		29,914	16,934
Commitments	15
Shareholders' equity
Capital stock	13	220,934	198,593
Contributed surplus	13	8,087	7,118
Deficit	13	(173,653)	(154,505)
Accumulated other comprehensive loss	13	(9,618)	(9,682)

Total Shareholders' equity		45,750	41,524
Non-controlling interests	3	822	(81)

Total Equity		46,572	41,443
Total Liabilities and Equity		120,291	91,120

Shares issued & outstanding	14	75,270,108	58,008,746

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
REVENUE		47,320	22,169	114,024	72,154
Cost of sales	6	39,602	19,709	94,527	64,080

Gross profit		7,718	2,460	19,497	8,074

EXPENSES
Research and development		4,353	5,000	13,046	15,085
Selling and marketing		3,557	3,479	10,230	10,036
General and administrative		4,282	4,144	13,137	13,325

		12,192	12,623	36,413	38,446

Loss before other items		(4,474)	(10,163)	(16,916)	(30,372)
Amortization of intangible assets	9	(333)	(500)	(981)	(1,496)
Accretion expense		(69)	(53)	(109)	(174)
Interest expense	11, 16	(301)	(392)	(1,105)	(1,310)
Gain on change in estimate	3	200	2,970	301	3,312
Gain on contract amendment	3	—	417	—	5,702
Gain on sale of fixed assets		18	—	18	—
Warrant issuance expenses		—	(662)	(221)	(662)
Fair value adjustment–warrant liability	13	1,880	3,587	1,028	3,587
Foreign exchange gain (loss)		145	(724)	519	(1,219)

Loss before income taxes		(2,934)	(5,520)	(17,466)	(22,632)
Income tax expense	20	502	102	1,047	270

Net Loss		(3,436)	(5,622)	(18,513)	(22,902)
Net (Gain) Loss Attributable to Non-Controlling Interest		(320)	113	(739)	259

Net Loss applicable to shareholders		(3,756)	(5,509)	(19,252)	(22,643)
Net loss per share
Basic	14	(0.05)	(0.12)	(0.29)	(0.55)
Diluted	14	(0.05)	(0.12)	(0.29)	(0.55)
Weighted Average Shares Outstanding
Basic	14	75,254,452	47,329,275	65,738,695	41,144,953
Diluted	14	75,254,452	47,329,275	65,738,695	41,144,953

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's
(Unaudited)

	Three months ended		Nine months ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
Net Loss	(3,436)	(5,622)	(18,513)	(22,902)
Foreign currency translation differences for foreign operations	—	128	—	12

Comprehensive Loss	(3,436)	(5,494)	(18,513)	(22,890)

Total comprehensive loss attributable to:
Shareholders of the Company	(3,756)	(5,445)	(19,252)	(22,637)
Net (Gain) Loss Attributable to Non-controlling interest	320	(49)	739	(253)

	(3,436)	(5,494)	(18,513)	(22,890)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's
(Unaudited)

		Three months ended		Nine months ended
	Note	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
Operating Activities
Net Loss		(3,436)	(5,622)	(18,513)	(22,902)
Items not affecting cash
Amortization of property and equipment		519	1,072	1,874	3,868
Amortization of intangible assets		333	500	981	1,496
Accretion expense		69	53	109	174
Bad debt expense		14	213	163	493
Interest expense		—	149	28	568
Gain on change in estimate	3	(200)	(2,970)	(301)	(3,312)
Gain on contract amendment	3	—	(417)	(530)	(5,702)
Fair value adjustment–warrant liability	13	(1,880)	(3,587)	(1,028)	(3,587)
Stock-based compensation		321	312	968	954
Unrealized foreign exchange loss		449	293	497	227
Future income tax expense		22	102	—	270
Inventory impairment		272	389	1,585	552

		(3,517)	(9,513)	(14,167)	(26,901)
Changes in non-cash working capital items		(6,280)	1,222	(7,013)	7,058

		(9,797)	(8,291)	(21,180)	(19,843)

Investing Activities
Acquisition of property and equipment		(1,311)	(416)	(2,772)	(900)
Acquisition of intangible assets		(41)	(142)	(274)	(434)

		(1,352)	(558)	(3,046)	(1,334)

Financing Activities
Capital lease obligation		(43)	(280)	(715)	(1,206)
Contribution by non-controlling interest in DW-HFCL	3	—	—	164	—
Restricted cash on debt facility		—	968	—	—
Warrant liability		—	6,425	2,551	6,425
Deferred financing cost		—	—	—	(25)
Debt facility		7,600	—	11,600	—
Issuance of common shares net of issuance costs		15	16,684	21,677	16,793

		7,572	23,797	35,277	21,987

Effect of foreign exchange on cash and cash equivalents		(449)	(261)	(497)	(224)
Net increase in cash and cash equivalents		(4,026)	14,687	10,554	586
Cash and cash equivalents at beginning of period		33,572	8,858	18,992	22,959

Cash and cash equivalents at end of period		29,546	23,545	29,546	23,545

Cash paid during the period for interest		334	239	932	756

Cash paid during the period for taxes		—	—	574	7

See accompanying notes

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except share amounts
(Unaudited)

Three and nine months ended November 30, 2014

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	359	—	—	—	359
Exercise of warrants	473,646	161	—	—	—	—	161
Other	8,851	15	1	81	—	—	97
Other comprehensive loss	—	—	—	—	—	—	—
Contribution by non-controlling interest in DW-HFCL	—	—	—	—	—	164	164
Net Loss	—	—	—	(6,632)	—	(35)	(6,667)

Balance at May 31, 2014	58,491,243	$198,769	$7,478	$(161,056)	$(9,682)	$48	$35,557

Stock-based compensation	—	—	288	—	—	—	288
Public offering	15,927,500	21,631	—	—	—	—	21,631
Exercise of warrants	813,076	497	—	—	—	—	497
Other	10,562	17	—	23	64		104
Other comprehensive loss	—	—	—	—	—	—	—
Net Loss	—	—	—	(8,864)	—	454	(8,410)

Balance at August 31, 2014	75,242,381	$220,914	$7,766	$(169,897)	$(9,618)	$502	$49,667

Stock-based compensation	—	—	321	—	—	—	321
Exercise of warrants	14,335	6	—	—	—	—	6
Other	13,392	14	—	—	—	—	14
Other comprehensive loss	—	—	—	—	—	—	—
Net Loss	—	—	—	(3,756)	—	320	(3,436)

Balance at November 30, 2014	75,270,108	$220,934	$8,087	$(173,653)	$(9,618)	$822	$46,572

Three and nine months ended November 30, 2013

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,197)	$(9,685)	$16	$55,610

Stock-based compensation	—	—	311	—	—	—	311
Exercise of stock options	49,610	99	(34)	—	—	—	65
Other	9,547	19	1	—	—	—	20
Other comprehensive loss	—	—	—	—	2	2	4
Net Loss	—	—	—	(6,625)	—	(54)	(6,679)

Balance at May 31, 2013	38,107,454	$179,547	$6,325	$(126,822)	$(9,683)	$(36)	$49,331

Stock-based compensation	—	—	322	—	—	—	322
Exercise of stock options	10,321	24	(9)	—	—	—	15
Other	6,105	18	—	—	—	—	18
Other comprehensive loss	—	—	—	—	(60)	(60)	(120)
Net Loss	—	—	—	(10,509)	—	(92)	(10,601)

Balance at August 31, 2013	38,123,880	$179,589	$6,638	$(137,331)	$(9,743)	$(188)	$38,965

Stock-based compensation	—	—	310	—	—	—	310
Exercise of stock options	—	—	—	—	—	—	—
Public offering	11,910,000	16,671	—	—	—	—	16,671
Exercise of warrants	2,779,742	578	—	—	—	—	578
Other	9,742	15	—	—	—	—	15
Other comprehensive loss	—	—	—	—	64	64	128
Net Loss	—	—	—	(5,509)	—	(113)	(5,622)

Balance at November 30, 2013	52,823,364	$196,853	$6,948	$(142,840)	$(9,679)	$(237)	$51,045

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts
(Unaudited)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l., incorporated in Italy, DragonWave S.à. r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated interim financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated interim financial statements reflect all adjustments necessary to present fairly the financial position as at November 30, 2014 and February 28, 2014 and the results of operations, cash flows and changes in equity for the three and nine month periods ended November 30, 2014 and November 30, 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

        The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except for the changes in accounting policies and methods described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 28, 2014.

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, "Consolidation-Overall", or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with no early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation-Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

3. BUSINESS COMBINATIONS

Nokia's Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemens' 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee valued at $8,668 at May 31, 2013 and scheduled to be paid in several tranches. Under the terms of the renewed framework, on April 12, 2013 Nokia paid $13,843 to the Company which settled the balance of the Company's contingent receivable. Nokia took on additional commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company during the three months ended May 31, 2013. The net impact of these items resulted in a gain on contract amendment of $5,285 in the statement of operations in the nine months ended November 30, 2013. During the nine months ending November 30, 2013, the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

        During the first quarter of fiscal 2015, the Company revised the estimated termination fee and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This led to a gain of $101 recorded in the statement of operations. The first payment in the amount of $684 was made in May 2014 and second payment for $1,344 in August 2014. During the third quarter of 2015, the final invoice related to the termination fee was received from Nokia and resulted in a gain of $200. This is shown as a change of estimate in the statement of operations. The third scheduled payment of $1,249 was made in the first week of December 2014. The total termination fee liability is valued at $6,057 as at November 30, 2014 (short term: $5,883 and long term: $174). [February 28, 2014–$9,085 entirely classified as short term].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

3. BUSINESS COMBINATIONS (Continued)

        During the nine months ended November 30, 2014 the Company negotiated a reduction in capital lease payments to Nokia resulting in a $530 gain on contract amendment. As part of the same overall arrangement, the amount was offset by a related expense associated with the modification of an existing supply contract.

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the nine month period ended November 30, 2014 the minority owner, HFCL, made a capital contribution of $164. The Company had contributed its portion during the year ended February 28, 2014.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at November 30, 2014				as at February 28, 2014
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	20,414	1.000	20,414	69.1%	16,934	89.2%
Canadian Dollar	7,517	0.875	6,578	22.3%	979	5.2%
Mexican Peso	6,447	0.072	463	1.6%	33	0.2%
Chinese Renminbi	2,457	0.163	400	1.4%	195	1.0%
Indian Rupee	58,963	0.016	949	3.2%	90	0.5%
Other			742	2.5%	761	4.0%

Total Cash & Cash Equivalents			29,546	100.0%	18,992	100.0%

TOTAL			29,546	100.0%	18,992	100.0%

        The Company is required to maintain a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account [February 28, 2014–$10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

5. TRADE RECEIVABLES (Continued)

	November 30, 2014	February 28, 2014
Trade Receivables (gross)	44,435	17,936
Allowance for doubtful accounts	(672)	(528)

Trade Receivables (net)	43,763	17,408

        As at November 30, 2014, two customers exceeded 10% of the total receivable balance. These customers represented 41% and 33% of the trade receivables balance [February 28, 2014–one customer represented 56% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $14 related to bad debt expense for the three months ended November 30, 2014 and $163 related to bad debt expense for the nine months ended November 30, 2014 [three and nine months ended November 30, 2013–expense of $213 and $493].

6. INVENTORY

        Inventory is comprised of the following:

	November 30, 2014	February 28, 2014
Raw Materials	4,140	6,368
Work in Progress	620	696
Finished Goods	15,235	20,748

Total Production Inventory	19,995	27,812
Inventory held for customer service/warranty	2,951	2,604

Total Inventory	22,946	30,416

        Cost of sales for the three and nine months ended November 30, 2014 was $39,602 and $94,527 respectively [three and nine months ended November 30, 2013–$19,709 and $64,080 respectively], which included $35,371 and $83,864 respectively of product costs [three and nine months ended November 30, 2013–$18,737 and $60,579]. The remaining costs of $4,231 and $10,663 respectively [three and nine months ended November 30, 2013–$972 and $3,501 respectively] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the three and nine months ended November 30, 2014, the Company recognized an impairment loss on inventory of $272 and $1,585 [three and nine months ended November 30, 2013–$389 and $552 respectively]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the three and nine months ended November 30, 2014 were overhead allocations of $986 and $2,887 [three and nine months ended November 30, 2013–$847 and $1,800 respectively]. Included in inventory at November 30, 2014 were overhead allocations of $476 [February 28, 2014–$1,400].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	November 30, 2014	February 28, 2014
Deposits on inventory	1,071	1,345
Prepaid expenses	1,848	1,759
Indirect taxes (net)	898	614
Deferred financing costs	55	176
Receivable from Contract Manufacturers and other items	1,607	2,015

Total other current assets	5,479	5,909

8. PROPERTY AND EQUIPMENT

	November 30, 2014			February 28, 2014
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and Research & Development equipment	23,074	20,203	2,871	2,214
Computer hardware	3,347	3,152	195	267
Production fixtures	1,950	1,400	550	245
Leasehold improvements	1,047	887	160	139
Furniture and fixtures	957	743	214	168
Communication equipment	288	277	11	14
Other	373	308	65	121

Total	31,036	26,970	4,066	3,168

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
Research and Development ("R&D")	228	799	1,025	2,996
Selling and Marketing ("S&M")	13	16	42	50
General and Administrative ("G&A")	278	257	807	822

Total	519	1,072	1,874	3,868

        Depreciation expense includes amortization of assets recorded under capital lease.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	November 30, 2014			February 28, 2014
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	6,566	5,638	928	1,635

        For the three and nine months ended November 30, 2014, the Company recognized amortization of intangible assets of $333 and $981 [three and nine months ended November 30, 2013–$500 and $1,496 of which $204 and $598 was amortization of Customer Relationships during the period]. The Company estimates that it will recognize $650 and $278 respectively for the next two succeeding years.

        The Company conducts its annual impairment test in its second fiscal quarter. The analysis for fiscal 2015 did not result in any impairment loss. The goodwill impairment test is a three-step process: the first is a qualitative assessment, the second and third are quantitative tests which require the Company make assumptions regarding fair value. The Company believed that there were qualitative factors in-place that would suggest that the second quantitative test would need to be performed because of the existence of losses realized over successive quarters.

        The second step consisted of calculating the fair value of the aggregated reporting unit using both a market-based approach and an estimate of discounted future cash flows. In applying the market-based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions. In applying the discounted cash flow methodology, the Company relied on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Management's estimates were based upon assumptions believed to be reasonable, but which by nature are uncertain and unpredictable. Because the second step indicated that no impairment existed, the third step of the process was not required.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	November 30, 2014	February 28, 2014
Trade payables	27,225	12,684
Accrued liabilities	6,089	5,452
Termination fee	5,884	9,085
Payroll related accruals	2,194	1,769
Warranty accrual	352	506
Income taxes payable	875	468

Total Accounts Payable and Accrued Liabilities	42,619	29,964

        Warranty accrual:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability for the respective periods:

	Three Months Ended		Nine Months Ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
Balance at the beginning of the period	806	748	619	825
Accruals	57	311	585	562
Utilization	(249)	(288)	(590)	(616)

Ending Balance	614	771	614	771

Short term Portion	352	658	352	658
Long term Portion	262	113	262	113

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at November 30, 2014, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $26,600 on the facility as at November 30, 2014 [February 28, 2014–$15,000], and $2,904 against its letter of credit facility.

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

11. DEBT FACILITY (Continued)

include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the three and nine month period ended November 30, 2014 the weighted average debt outstanding was $19,393 and $17,832 [three months and nine months ended November 30, 2013–$15,000] and the Company recognized $332 and $932 in interest expense related to the debt facility [three and nine months ended November 30, 2013–$247 and $757] and expensed $14 and $173 in deferred financing cost [three months ended November 30, 2013–$130 and $484].

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period. Certain of the Company's assets, including accounts receivable, inventory, and equipment, are pledged as collateral for the Comerica Credit Facility. Upon an event of default, outstanding obligations would be immediately due and payable unless a waiver is received.

        The Company was in breach of one of its covenants in both March, 2014 and April, 2014. DragonWave obtained a waiver for these breaches and amended the terms of the facility on May 13, 2014. The Company is in compliance with all covenants as at November 30, 2014.

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	November 30, 2014	February 28, 2014
Warranty accrual	262	113
Deferred revenue	578	461
Termination fee	174	—
Capital lease obligation	82	—

Total Other Long Term Liabilities	1,096	574

13. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $28,670 CDN. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 USD ($26,184 CND). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CND per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

Employee stock option/stock issuance plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "previous plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment. The maximum number of Common Shares issuable under the previous plan was 10% of the Common Shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the previous Key Employee Stock Option/Stock Issuance Plan. The Share Based Compensation Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of Common Shares issuable under the Plan is 10% of the Common Shares issued and outstanding at 7,527,011 at November 30, 2014.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following is a summary of stock option activity:

	Three and nine months ended November 30, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	1,056,876	$2.13
Forfeited	(95,673)	$5.07

Options outstanding at August 31, 2014	4,134,524	$3.28

Granted	23,100	$1.16
Forfeited	(48,050)	$4.73

Options outstanding at November 30, 2014	4,109,574	$3.25

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended November 30, 2014 and November 30, 2013:

	November 30, 2014	November 30, 2013
Volatility	76.4%	79.6%
Risk Free Rate	1.36%	1.53%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The following table shows the weighted average values used in determining the fair value of options granted during the nine months ended November 30, 2014 and November 30, 2013:

	November 30, 2014	November 30, 2013
Volatility	75.4%	89.0%
Risk Free Rate	1.37%	1.44%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The options granted during the three and nine months ended November 30, 2014 totaling 23,100 and 1,079,976 options were determined to have a weighted average fair value of $14 and $1,202 respectively [three and nine months ended November 30, 2013: 941,600 options valued at $833 and 1,627,200 options valued at $1,674].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on November 30, 2014:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Exercise Price (CAD)
$1.13	$1.34	550,300	4.01	$1.21	329,484	$1.21
$1.35	$2.07	438,300	3.89	$2.02	108,972	$2.06
$2.08	$2.12	108,000	3.00	$2.08	53,904	$2.08
$2.13	$2.20	1,025,176	4.62	$2.15	—	—
$2.21	$2.49	631,427	3.44	$2.24	238,988	$2.24
$2.50	$3.17	489,166	2.65	$2.93	281,482	$2.94
$3.18	$6.66	272,855	0.67	$5.91	269,329	$5.94
$6.67	$7.00	362,250	1.45	$6.77	316,931	$6.77
$7.01	$13.33	232,100	0.35	$10.58	231,680	$10.58

		4,109,574	3.22	$3.25	1,830,770	$4.53

        The Company has recognized $282 and $911 for the three and nine months ended November 30, 2014 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [three and nine months ended November 30, 2013–$310 and $943]. Stock compensation expense was allocated to operating expenses as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
R&D	75	60	228	177
S&M	80	131	258	406
G&A	127	119	425	360

Total	282	310	911	943

        As at November 30, 2014, compensation costs not yet recognized relating to stock option awards outstanding is $2,313 net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the three and nine months ended November 30, 2014.

        Vested options had an intrinsic value of nil at November 30, 2014.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the three and nine months ended November 30, 2014:

	Three months ended November 30, 2014
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	80,000	$2.15

RSU balances at August 31, 2014	80,000	$2.15

Granted	—	—

RSU balances at November 30, 2014	80,000	$2.15

        The Company has recognized $39 and $58 for the three and nine months ended November 30, 2014 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no restricted stock units exercisable as of November 30, 2014.

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the three and nine months ended November 30, 2014 a total of 10,715 and 27,445 common shares were purchased by employees at fair market value, while the Company issued 2,677 and 6,861 common shares as its matching contribution, expressed net of 1,500 forfeited shares during the nine months ended November 30, 2014. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the three and nine months ended November 30, 2014 was $3 and $10 [three and nine months ended November 30, 2013–$4 and $20]. The fair value of the unearned ESPP shares as at November 30, 2014 was $12 [November 30, 2013–$13]. The number of shares held for release, and still restricted under the plan at November 30, 2014 was 9,088 [November 30, 2013–6,391].

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

13. SHAREHOLDERS' EQUITY (Continued)

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at November 30, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3%, dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued-8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment-warrant liability" in the consolidated statement of operations. As at November 30, 2014, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $824. In the three and nine month period ended November 30, 2014 the Company increased its common stock value by $6 and $665 which represented the value of the 10,000 and 1,082,250 warrants exercised on a cash-less basis to 14,335 and 1,301,057 common shares. In the three and nine month period ended November 30, 2014 the Company realized a gain in the amount of $723 and a loss of $129 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $824.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $26,234 ($28,670 CDN). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CDN per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014 and August 30, 2014. In the three month period and nine month period ended November 30, 2014 the Company realized a gain in the amount of $1,157 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $1,394.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

14. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net loss available to Common shareholders equates to the net loss. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at November 30, 2014 a total of 4,109,574 options, 80,000 RSUs and 10,052,500 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

	Three months ended		Nine months ended
	November 30, 2014	November 30, 2013	November 30, 2014	November 30, 2013
Net loss applicable to shareholders	(3,756)	(5,509)	(19,252)	(22,643)
Weighted average number of shares outstanding	75,254,452	47,329,275	65,738,695	41,144,953

Basic Net Loss / Dilutive Loss per share	$(0.05)	$(0.12)	$(0.29)	$(0.55)

15. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at November 30, 2014 per fiscal year are as follows:

2015	$478
2016	1,638
2017	1,171
2018	88
Thereafter	—

$3,375

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30, 2014	February 28, 2014
Assets held at fair value (A)	29,546	19,011
Loans and receivables (B)	45,393	19,405
Other financial liabilities (C)	68,166	44,043
Liabilities held at fair value (D)	2,218	1,360

(A)
Includes cash, cash equivalents and forward exchange contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and estimated termination fee

(D)
Warrant liability

Fair value

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value. Warrants are valued using a combination of Monte Carlo and Black-Scholes valuation techniques with the key inputs similar to inputs used to value the Company's outstanding stock options.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as they are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        As at November 30, 2014 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	824	824

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

        A reconciliation of the Level 1 and Level 3 warrant liability measured at fair value for the three and nine month periods ended November 30, 2014 follows:

	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment-warrant liability	—	852
Issuance of warrants	7,963,750	2,551
Exercise of warrants	(1,072,250)	(659)

Balance at August 31, 2014	10,062,500	4,104
Fair value adjustment-warrant liability	—	(1,880)
Exercise of warrants	(10,000)	(6)

Balance at November 30, 2014	10,052,500	2,218

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and nine month period ended November 30, 2014 was $287 and $931 on the Company's cash, cash equivalents, and debt facility [three months and nine months ended November 30, 2013–expense of $261 and $826].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

16. FINANCIAL INSTRUMENTS (Continued)

fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at November 30, 2014, the Company had no forward contracts in place [February 28, 2014–one forward contract with a notional value of $1,242 resulting in a gain of $19]. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of November 30, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $16 for the three and nine months ended November 30, 2014 [three and nine months ended November 30, 2013–decrease of $117], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at November 30, 2014.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at November 30, 2014, the Company had cash and cash equivalents totaling $29,546 [February 28, 2014–$18,992]. Based on current revenue expectations, the continuing availability of credit facilities, the Company believes that its liquidity risk is manageable.

17. SEGMENTAL INFORMATION

        The Company operates in one reportable segment, broadband wireless backhaul equipment.

        The following table presents total revenues by geographic location:

	Three Months Ended November 30, 2014				Nine Months Ended November 30, 2014
	Direct/ Indirect Sales	OEM sales through Nokia	Total	% of total revenue	Direct/ Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Canada	1,180	—	1,180	2%	3,222	—	3,222	3%
Europe	970	11,785	12,755	27%	4,079	30,397	34,476	30%
India	12,366	4,595	16,961	36%	18,983	8,230	27,213	24%
North America (excluding Canada)	5,027	—	5,027	11%	15,023	—	15,023	13%
Asia Pacific	322	2,741	3,063	6%	950	11,159	12,109	11%
Middle East	635	2,668	3,303	7%	2,663	7,810	10,473	9%
Africa	250	1,924	2,174	5%	665	6,254	6,919	6%
Carribean & Latin America	2,842	15	2,857	6%	4,449	140	4,589	4%

	23,592	23,728	47,320	100%	50,034	63,990	114,024	100%

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of the Company's sales at that time.

DragonWave Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts
(Unaudited)

17. SEGMENTAL INFORMATION (Continued)

	Three Months Ended November 30, 2013		Nine Months Ended November 30, 2013
	Total Revenue	% of Total Revenue	Total Revenue	% of Total Revenue
North America	6,526	30%	20,571	28%
Europe, Middle East and Africa	3,778	17%	9,429	13%
Nokia-India	3,435	15%	7,113	10%
Other Nokia warehouses	7,916	36%	33,745	47%
Rest of World	514	2%	1,296	2%

Total	22,169	100%	72,154	100%

18. ECONOMIC DEPENDENCE

        For the three months ended November 30, 2014, the Company was dependent on two key customers with respect to revenue. These customers represented approximately 50% and 26% of sales during that three month period [three months ended November 30, 2013–one customer represented 51%].

        The Company was dependent on two key customers with respect to revenue in the nine months ended November 30, 2014. These customers represented approximately 56% and 17% of sales during that nine month period [nine months ended November 30, 2013–two customers represented 56% and 10%].

19. EXPENSES

        Included in general and administrative expenses is $95 and $304 related to premises rental expense for the three and nine month periods ended November 30, 2014 [three and nine months ended November 30, 2013–$103 and $384]. Total rental expense for the three and nine month periods ended November 30, 2014 was $543 and $1,669 [three months ended November 30, 2013–$584 and $1,909].

20. INCOME TAXES

        The Company accrues tax expenses for entities located in foreign jurisdictions that are anticipated to be profitable for fiscal year 2015. The determination of the Company's tax provision is based on the statutory tax rates applicable in each region and takes into account any available tax losses in each country. For the three and nine months ended November 30, 2014, the Company recognized tax expenses of $502 and $1,047 [three and nine months ended November 30, 2013–$102 and $270].

21. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current interim period.

QuickLinks

  Exhibit 99.2
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (Unaudited)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except share amounts (Unaudited)
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts (Unaudited)